EXHIBIT 99.1

Eason Technology Limited Reports Financial Results for the First Six Months of 2025

HONG KONG, China—March 13, 2026—Eason Technology Limited ("Eason" or the "Company") (NYSE American: DXF), an enterprise engaged in real estate management and digital technology business in Hong Kong, China, today announced its unaudited financial results for the first six months of 2025. The unaudited consolidated financial statements and other financial information included in this press release have been stated in Renminbi (“RMB”) unless otherwise indicated.

First Six Months 2025 Highlights

•

In 2023, the Company commenced two new business, real estate management and digital technology services. In first six months of 2025, the Company achieved revenue of RMB5.1 million (US$0.7 million) from new business.

•

Net loss was RMB4.9 million (US$0.7 million) in the first six months of 2025, the loss was mainly due to the fact that gross profit from new business cannot cover the relevant expenses at the beginning stage.

•

In January 2025, the Company contemplated the transaction with a certain securities purchase agreement with certain investors. Pursuant to the agreement, the Company agreed to sell 6,000,000,000 Class A ordinary shares for an aggregate purchase price of approximately $0.3 million. This offering was consummated on January 14, 2025.

•

In January 2025, the Company and its subsidiary, entered into certain real property purchase agreement to acquire a property located in Yunmeng County, Xiaogan City, Hubei, China, with a construction area of 1,487 square meters and a transaction value of RMB 8,532,700 (approximately USD 1.17 million). The Company agreed to issue a total of 36,000,000,000 restricted Class A ordinary shares, par value $0.00005 each, as consideration to for the property. The Company consummated the property acquisition on January 16, 2025.

First Six Months 2025 Financial Results

Revenue

The Company achieved revenue of RMB5.1 million (US$0.7 million) from new business in the first six month of 2025, it represents the increase of 7.8% from RMB4.7 million in the same period of the prior year. The increase mainly attributes to the addition of new clients in current reporting period.

Cost of revenue

The cost of revenue for real estate operation management and digital security technology business was RMB3.1 million (US$0.4 million) in the first six month of 2025.  Cost of sales mainly consisted of salary and cost paid for third party services. The cost of revenue increased by RMB3.0 (US$0.4 million) compared to the amount in the same period of 2024. The increase was primarily attributable to the fact that cost structure of the projects varied in the two periods and more costs incurred in the current reporting period.

Selling Expenses

The Company recorded selling expense of RMB210,000 (US$29,000) from new business in the first six month of 2025 and no selling expense incurred in the same period of the prior year. The selling expense was expenses incurred for exploration of new markets, such as travelling and accommodation expenses, etc.

General and administrative expenses

General and administrative expenses decreased by RMB100,000 (US$13,000) or 1.7% from RMB5.7 million ($0.8 million) in the same period of 2024 to RMB5.6 million ($0.8 million) in 2025. The decrease was primarily attributable to the cost control procedures of the Company.

1

Financial expense

Financial expense mainly represents the financial expense from the convertible notes payable and interest rate is 8% annually. Financial expenses increased by RMB0.7 million (US$0.1 million) from RMB0.3 million ($0.1 million) in the same period of 2024 to RMB1.0 million ($0.2 million) in 2025. The increase was primarily attributable to the new issuance of convertible notes.

Income tax expenses

Our income tax expense was nil and RMB155,000 ($21,000) in the first half year of 2024 and 2025. The subsidiaries which engaged in digital security technology and real estate operation management contributed positive profit margins and income tax expenses were provided accordingly, despite the fact that the Company made loss as a whole.

Net Loss and Losses per ADS

As a result of the foregoing, net loss was RMB4.9 million (US$0.7 million) for the first six months of 2025. The net loss was RMB500.8 million in the same period of the prior year and the reason was that the Company disposed the VIE which engaged in microfinance business and suffered loss of RMB499.5 million.

Losses per ADS for the first six months of 2025 was US$0.6, compared to losses per ADS US$1.8 in the same period of the prior year.

Statements of Financial Position

As of June 30, 2025, the Company had cash and cash equivalents of RMB0.9 million (US$0.1 million) compared to RMB79,000 (US$11,000) as of December 31, 2024.

2

Statements of Cash Flows

Net cash used by operating activities for the first six months of 2025 was RMB3.4  million (US$0.5 million) compared to RMB3.3 million (US$0.5 million) net cash used for operating activities in the same period of the prior year. The Company strictly controlled the expenditures due to limited liquidity.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB7.1636 on June 30, 2025 as set forth in the H.10 weekly statistical release of The Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2025, or at any other date. The percentages stated are calculated based on RMB amounts.

About Eason Technology Limited

Historically, Eason is a licensed microfinance lender in Hubei Province, China.  The Company has been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and SMEs. In 2023, the Company commenced two new business streams, real estate management and digital technology services as future strategy. In first half year of 2024, the Company disposed its VIE and two subsidiaries, which were the entities granted microfinance license. The Company fully terminated the microfinance business and currently operate in the real estate operation management and investment business in the PRC and also established the headquarters for and operate our digital security technology business in Hong Kong. For more information, please visit the Company's website at http://www.fdvsglobal.com.

For additional information, please contact Mr. Johnny Zhou: +86-13917303401.

3

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

	For the six months ended June 30
	2024 RMB’000	2025 RMB’000	2025 US$’000
	Unaudited	Unaudited	Unaudited
Revenue	4,713	5,082	702
Cost of revenue	-	(3,056)	(422)
Gross profit	4,713	2,026	280

Loss on disposal of discontinued operations and subsidiaries	(499,539)	-	-

Operating expenses
Selling expense	-	(210)	(29)
General and administrative expense	(5,696)	(5,598)	(774)
Financial expense	(332)	(991)	(137)
Total operating expenses	(6,028)	(6,799)	(940)

Loss before income tax	(500,854)	(4,773)	(660)
Income tax expense	-	(155)	(21)
Net loss	(500,854)	(4,928)	(681)

Net loss attributable to:
Equity holders of the Company	(500,854)	(4,928)	(681)
Net loss	(500,854)	(4,928)	(681)

Other comprehensive loss for the period:
Net loss	(500,854)	(4,928)	(681)
Total currency translation differences arising from consolidation	49,386	(1,470)	(203)
Total comprehensive loss for the period	(451,468)	(6,398)	(884)

Total comprehensive loss attributable to:
Equity holders of the Company	(451,548)	(6,398)	(884)
Non-controlling interests	-	-	-
Total comprehensive loss	(451,548)	(6,398)	(884)

Basic and diluted loss per share for the loss attributable to the equity holders of the Company during the year (expressed in RMB per share)	(0.04)	(0.0001)
Weighted average number of shares outstanding in the period	11,645,333,510	63,520,747,820

4

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
	Unaudited	Unaudited	Unaudited

ASSETS
CURRENT ASSETS
Cash and cash equivalents	79	938	131
Trade receivable	12,568	17,143	2,393
Prepaid expenses and others	11,916	23,590	3,293
Total current assets	24,563	41,671	5,817

NON-CURRENT ASSETS
Intangible asset	46,102	45,245	6,316
Right-of-use assets	193	336	47
Total non-current assets	46,295	45,581	6,363

TOTAL ASSETS	70,858	87,252	12,180

LIABILITIESs
Convertible notes payable	12,922	7,069	987
Trade payable	1,302	2,707	720
Salary and benefit payable	3,764	3,926	206
Income taxes payable	1,711	1,866	260
Other payable	22,780	22,158	3,094
Lease liability	330	338	47
TOTAL LIABILITIES	42,809	38,064	5,314

SHAREHOLDERS’ EQUITY
Share capital	4,985	27,208	3,798
Additional paid-in capital	512,327	517,633	72,260
Statutory reserve	346	346	47
Foreign currency translation reserve	45,625	44,155	6,164
Accumulated losses	(535,234)	(540,154)	(75,403)
TOTAL SHAREHOLDERS’ EQUITY	28,049	49,188	6,866

TOTAL EQUITY AND LIABILITIES	70,858	87,252	12,180

5

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Cash flows from operating activities:
Loss before income taxes	(500,854)	(4,773)	(660)
Adjustments for:
Depreciation of property and equipment	18	-	-
Amortization of intangible asset	52	-	-
Amortization of right-of-use asset	-	31	4
Interest expense		1,351	187
Loss on disposal of discontinued operations and subsidiaries	499,539	-	-
Operating loss before working capital changes	(1,245)	(3,391)	(469)
Trade receivable	(4,670)	(4,575)	(632)
Prepaid expenses and others	(2,299)	3,420	473
Trade payable		1,406	194
Salary and benefit payable	304	162	22
Income tax payable	-	155	21
Other payable	4,570	(622)	(86)
Lease liabilities	-	8	1
Net cash used in operating activities	(3,340)	(3,437)	(476)

Cash flows from investing activity:
Purchase for property, plant and equipment	1,068	-	-
Net cash used in investing activity	(1,068)	-	-

Cash flow from financing activities
Proceeds received from issuance of convertible notes	-	3,628	501
Net cash provided by financing activities	-	3,628	501

Net decrease in cash and cash equivalents	(4,408)	191	25
Cash and cash equivalents at beginning of the period	2,533	79	11
Exchange losses on cash and restricted cash	2,184	668	93
Cash and cash equivalents at end of the period	309	938	129

6